Mail Stop 6010

November 6, 2006

Richard Gabriel
Chief Executive Officer and President
DNAPrint Genomics, Inc.
900 Cocoanut Avenue
Sarasota, FL 34236

Re: DNAPrint Genomics, Inc.
**   Registration Statement on Form SB-2**
**   Response Furnished on October 26, 2006**
**   File Number 333-137323**

Dear Mr. Gabriel:

      We have reviewed your response letter dated October 26, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form SB-2

   1. We note your response to comment 1. Considering the nature and size of the offering, this offering appears to be a primary offering through Dutchess Private Equities Fund, II, L.P. and La Jolla Cove Investors. Please identify these selling shareholders as underwriters in your document, including the cover page and the Selling Shareholders and Plan of Distribution sections.

*   *   *

Please contact Song P. Brandon at (202) 551-3621 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Amy M. Trombly
         Trombly Business Law
         1320 Centre Street, Suite 202
         Newton, MA 02459